[redacted]

13010987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2013
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8 - 39048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/ 31/ 12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Prager & Co., LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1000
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Porter **415-403-1904**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Blvd. Suite 500	**Beverly Hills**	**California**	**90210**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

PRAGER & CO., LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, David R. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prager & Co., LLC, as of December 31, ,20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISA C. DAVIS
Commission # 1846032
Notary Public -- California
San Francisco County
My Comm. Expires Apr 24, 2013

Signature

Managing Director/CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 21st day of February, 20 13, by
Date Month Year
(1) David R. Porter,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~
~~(and~~
(2) ______________________,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

ALISA C. DAVIS
Commission # 1846032
Notary Public - California
San Francisco County
My Comm. Expires Apr 24, 2013

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Oath or Affirmation

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

PRAGER & CO., LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Prager & Co., LLC

We have audited the accompanying statement of financial condition of Prager & Co., LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prager & Co., LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 21, 2013

PRAGER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash and cash equivalents	
Cash	$ 126,751
Cash on deposit with clearing broker-dealer	2,533,063
Total cash and cash equivalents	2,659,814
Receivables from brokers and dealers	104,250
Securities owned, at fair value (Note 2)	1,564,761
Client fees receivable, net of allowance for doubtful accounts of $15,000 (Note 9)	1,630,679
Related party receivables (Note 5)	1,332,256
Office facilities and equipment, net (Note 3)	1,024,746
Prepaid expenses and lease deposits	517,079
Deferred lease income (Note 13)	307,993
Other assets	152,197
	$ 9,293,775
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 467,054
Deferred lease expense (Note 13)	809,916
Deferred revenues	277,916
Due to clearing broker dealer (Note 8)	497,209
Bank loan outstanding (Note 14)	1,500,000
Total liabilities	3,552,095
Members' capital	5,741,680
	$ 9,293,775

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Prager & Co., LLC (formerly Prager, Sealy & Co., LLC), ("the Company") a Delaware Limited Liability Company, was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Company is an investment banker and securities broker-dealer specializing in fixed income securities, with primary offices in San Francisco and New York. The sole managing member of the Company is Prager Management Co., LLC, ("PMCo") a Delaware Limited Liability Company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Municipal Securities Rulemaking Board ("MSRB").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 21, 2013. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and cash on deposit with its clearing broker dealer to be cash equivalents.

Valuation of Securities - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The category includes municipal fixed income securities quoted prices.

1. **Summary of significant accounting policies (continued)**

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities for which there is a limited market or whose market quotations are not readily available are valued at estimated fair value as determined in good faith by the Company. The Company considers relevant factors, including the type of security, marketability, cost, coupon interest rate, yield, maturity, restrictions on disposition, credit quality, the ability of the issuer to continue scheduled interest payments and fulfill its obligation to bondholders and lastly, quotations from other market participants. For positions where quotations are available and considered to be reliable, the valuation is determined from the best and most consistent representation within the range of reliable quotations and having considered other relevant factors.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

Assets valued at fair value include securities owned consisting of municipal bonds, treasury bills, and futures and options contracts. The Company uses prices obtained from independent third-party pricing services to measure the fair value of these securities. The Company validates prices received from the pricing services using various methods including comparison to subsequent sales, similar instruments, and quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with authoritative guidance and result in material differences in the recorded amounts.

Securities owned are valued at market and unrealized gains and losses are reflected in the statement of operations. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

1. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Financial Advisory and Investment Banking Revenues

Financial advisory and investment banking revenues are recorded as services are provided and in accordance with the terms of the related agreements.

Securities owned, at fair value may include fixed-income securities received in connection with investment banking services.

Office Facilities and Equipment

Office facilities and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Depreciation Method
Computerized office equipment	3-5 years	Straight-line
Computer software	3 years	Straight-line
Furniture, fixtures, and equipment	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Underwriting Revenues

Underwriting revenues, including management fees and sales concessions, net of expenses, are generally recognized upon completion of the Company's obligations related to each transaction and when collection is reasonably assured.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets (at fair value)				
Investments in securities				
State of California municipal bonds	$ -	$ 529,498	$ -	$ 529,498
State of New York municipal bonds	-	350,000	-	350,000
State of Florida municipal bonds	-	135,380	-	135,380
Treasury bills	549,883	-	-	549,883
Total investments in securities	$ 549,883	$ 1,014,878	$ -	$ 1,564,761

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2012 were as follows:

	LEVEL 3					
	Beginning Balance January 1, 2012	Realized & Unrealized Gains (Losses) (a)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2012	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2012
Assets (at fair value)						
Investments in securities						
Municipal bonds	$ 1,677,550	$ (9,125)	$ (1,668,425)	$ -	$ -	$ -

(a) Realized and unrealized gains and losses are all included in trading revenue in the statement of operations.

3. Office facilities and equipment

Details of office facilities and equipment at December 31, 2012 are as follows:

Computerized office equipment	$	756,402
Computer software		463,926
Furniture, fixtures, and equipment		497,760
Leashold improvements		1,275,708
		2,993,796
Less accumulated depreciation and amortization		1,969,050
Office facilities and equipment - net	$	1,024,746

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). Under the alternative method permitted by the Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2 percent of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2012, the Company's net capital was $795,311 which was $545,311 in excess of its minimum requirement of $250,000.

As reported in the Company's December 31, 2011 audited financial statements, the Company was in violation of the Rule as of that date. Throughout the year ended December 31, 2012, the Company's management has taken several steps towards remedying Rule violations by reviewing its internal control processes, renegotiating certain contractual agreements, utilizing the assistance of outside consultants to install internal controls over certain reconciliation processes, and enhancing the review process over net capital computations.

5. Related party transactions

The Company has an agreement with the managing member, PMCo, under which PMCo performs certain functions relating to the management of the Company. Fees charged for such services totaled $2,167,243 during the year ended December 31, 2012 and such expenses are recorded as management fee expense on the Company's financial statements.

At December 31, 2012, the Company has a receivable from PMCo in the amount of $350,972 which represents noninterest bearing advances made by the Company to PMCo and certain expenses that were paid on behalf of PMCo.

At December 31, 2012, the Company has a receivable from certain members in the amount of $981,284 for funds advanced to these members prior to December 31, 2011. The advances are non-interest bearing and are not documented by formal agreements.

6. Members' capital

Under the limited liability company agreement, certain capital contributions of approximately $550,000 from certain non-managing members are maintained to provide sufficient regulatory net capital for the Company's underwriting business. This capital may be withdrawn by such members upon six months prior written notice, as long as the withdrawal would not create a deficiency in the Company's net capital. Interest earned on these assets is paid to such non-managing members. Through December 31, 2012, $22,000 was incurred in interest expense associated with this arrangement. Also, substantially all non-managing members receive annual payments equal to a percentage of their average capital balance, as defined. Such contractual payments are included in expenses in accordance with the limited liability company agreement.

The limited liability company agreement provides for distributions and net income to be allocated between non-managing and managing members on a pro rata ownership basis. Allocations of net losses are made first to certain non-managing members, then to the managing member on a pro rata basis.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company.

In addition, the receivables from brokers and dealers are pursuant to these clearance agreements and include a clearing deposit of $100,000.

During the normal course of business the Company may sell securities that it has not yet purchased, which represent obligations to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines. The Firm had no such positions as of December 31, 2012.

In the normal course of business, the Company enters into underwriting commitments. There were no underwriting commitments open as of December 31, 2012.

From time to time, the Company may enter into financial futures and option contracts intended to hedge proprietary securities positions. As of December 31, 2012, the Company had no such open contracts.

On November 1, 2012, the Company's securities dealer fidelity bond expired and has not been renewed as of December 31, 2012. Effective February 1, 2013 the Company obtained a securities dealer fidelity bond that meets the regulatory requirements.

8. Due to clearing broker dealer

The due to clearing broker dealer is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Pershing LLC. Interest is charged at the clearing broker's call rate.

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the year ended December 31, 2012, approximately 51 percent of the Company's revenues were from financial advisory services. Amounts due from these clients of $1,490,075 as of December 31, 2012 consisted of $1,272,843 billed and outstanding and $217,232 accrued and not billed. These amounts are included in Client fees receivables on the accompanying statement of financial condition.

10. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Employee benefit plan

The Company maintains a qualified employee 401(k) plan. The plan is self-administered and may be altered or terminated at any time by the Company. The Company matches certain employee contributions. Contributions by the Company to the plan are determined by management within Federal tax limits. As of December 31, 2012, the Company recorded approximately $57,400 as estimated matching contributions and included in Accounts payable and accrued expenses on the accompanying statement of financial condition.

12. Commitments and contingencies

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if a claimant seeks unspecified damages, or when examinations or proceedings are at an early stage.

During the prior year and subsequent to December 31, 2011, information became available indicating that it is reasonably possible that a liability may be incurred by the Company for certain regulatory matters. Management believes it is probable that certain fines or assessments will be made by the regulatory authorities against the Company. Based on regulatory guidance, the Company estimated a possible range of loss up to $300,000 from fines or assessments; however, this estimate is subject to the outcome of the Company's regulatory examination. As of December 31, 2012, the Company has recorded an estimated liability of approximately $75,000 associated with this matter. There can be no assurance that the actual loss from fines or assessments will not be higher or that additional financial and non-financial sanctions will not be incurred.

13. Lease arrangements

The Company has various lease arrangements for office space under non-cancelable operating lease agreements through May 2020. Rent expense under these agreements for the year ended December 31, 2012 was approximately $1,280,000.

The Company also has various sub-lease arrangements under non-cancelable operating lease agreements whereby the Company sub-lets its office space in San Francisco to related and unrelated parties through May 2020. Future annual gross payments and receivables under these arrangements are as follows:

Year Ending December 31,	Rent Payment Obligations	Rent Collectible
2013	$ 1,413,549	$ 511,146
2014	1,432,587	521,503
2015	1,454,668	531,860
2016	1,490,440	542,217
2017	1,522,299	552,574
Thereafter	2,734,411	894,832
Total	$ 10,047,954	$ 3,554,132

Rent expense for the year ended December 31, 2012 was approximately $850,000, net of sub-lease rent income of approximately $430,000, and is included in occupancy and equipment.

The Company recognizes rent expense, including scheduled rent increases, and rental income from sub-lessees on a straight-line basis over the lease term pursuant to generally accepted accounting principles.

14. Lines of credit and bank loans outstanding

The Company maintains a line of credit with its fully-disclosed clearing broker-dealer in the amount of $50,000,000 for the purpose of financing its securities owned. Interest on this facility is assessed at the clearing broker's call rate. The average rate equated to 1.45 percent at December 31, 2012. The average outstanding balance on this line during the year ended December 31, 2012 was approximately $4,376,800. There was an outstanding balance of $497,209 on December 31, 2012. The securities owned by the Company and held at its clearing broker are used to collateralize the outstanding balance.

The Company had an operating line of credit totaling $1,500,000 with a bank under which it borrowed from time to time for general operating purposes at the prime rate, with a minimum interest rate of 4 percent. The Company had an average outstanding balance of approximately $1,194,000 on this line of credit during the year ended December 31, 2012. There was no outstanding balance on December 31, 2012 under this facility. This line of credit expired and was not renewed in 2012.

14. Lines of credit and bank loans outstanding (continued)

The Company has an operating line of credit totaling $1,000,000 with a bank under which it may borrow from time to time for general operating purposes at the prime rate quoted by the bank. There was no outstanding balance on December 31, 2012 under this facility.

The Company also had a line of credit totaling $10,000,000 with a bank under which it borrowed from time to time for funding good faith deposits related to competitive underwriting transactions at the prime rate, with a minimum interest rate of 4 percent. The Company had an average outstanding balance of approximately $166,000 on this line of credit during the year ended December 31, 2012. There was no outstanding balance on December 31, 2012 under this facility. This line of credit expired and was not renewed in 2012.

In addition, the Company had a term loan from a bank in the amount of $4,500,000 with interest at prime rate, with a minimum interest rate of 4 percent at December 31, 2012. The Company repaid $3,000,000 of principal on such loan in August 2012. The balance of the loan of $1,500,000 was refinanced with a bank at an annual interest rate of 2.75% plus the one-month LIBOR rate as quoted by the bank. Principal is payable in quarterly installments beginning on March 15, 2013.

15. Non-recurring professional fees

During the year ended December 31, 2011, the Company identified and disclosed certain events, transactions and internal control weaknesses that resulted in a restatement to the cash on deposit with clearing broker and members' capital as of January 1, 2011.

During the current year ended December 31, 2012 the Company undertook decisive corrective measures to resolve the previously identified events and transactions and to design and implement additional internal control processes.

As a result of the corrective actions taken during the current period ended, the Company incurred certain one-time, non-recurring expenses related to professional services and included in non-recurring professional fees as follows:

Year ended December 31, 2012		
Legal fees	$	356,463
Accounting and tax fees		324,579
Forensic consulting fees		85,663
Total non-recurring professional fees	$	766,705